[Delta Petroleum Corporation Letterhead]
September 4, 2009
By UPS overnight delivery
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Mr. H. Roger Schwall, Assistant Director

Re:	Delta Petroleum Corporation
Form 10-K for the Fiscal Year ended December 31, 2008 Filed March 2, 2009
Schedule 14A Filed April 21, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 5, 2009
Response Letter Dated June 25, 2009
Form S-3 Filed July 21, 2009
Response Letter Dated July 23, 2009
File No. 000-16203
Dear Mr. Schwall:
We are in receipt of your comment letter dated August 11, 2009 with regard to the above-referenced filings.
Following you will find our detailed responses to each of your comments and the requested acknowledgement of responsibility. Where necessary we have included additional information as exhibits, as referenced in each of our responses. Under separate cover we have sent to Mr. Winfrey the supplemental engineering information that you have requested be sent directly to his attention.
RESPONSES TO SEC COMMENTS
Form 10-K for the Fiscal Year Ended December 31, 2008
SEC Comment:
Controls and Procedures, page 57
1.	We note your response to our prior comment number three and clarify by noting the following as the qualifying language referenced in our prior comment: “ensuring that material information required to be disclosed is included in the reports that we file with the Securities and Exchange Commission.” Please modify your disclosure to provide a

U.S. Securities and Exchange Commission
September 4, 2009

clear and unqualified conclusion regarding the effectiveness of your disclosure controls and procedures. Examples include, but are not necessarily limited to:
•	Your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) were effective,

•	Your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, or

•	Your disclosure controls and procedures were effective.
Please do not continue to state your disclosure controls and procedures were effective “in ensuring that material information required to be disclosed is included in the reports that we file with the Securities and Exchange Commission,” which is a lower standard than the definition of disclosure controls and procedures contained in Exchange Act Rule 13a-15(e). In your response to this comment, please provide us with a sample of your proposed modified disclosure.
Registrant’s Response:
We note your comment and thank you for clarifying our understanding of your prior comment number three. We did not intend to limit or qualify our conclusion regarding the effectiveness of our disclosure controls and procedures and we confirm to you that in future filings we will not include the qualifying language that you have pointed out to us. Rather, we intend to include the following disclosure in our future filings (emphasis added to the revised sentence, though such emphasis would not be included in the actual disclosure):
“We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

With the participation of management, our principal executive officer and principal financial officer evaluated the effectiveness of the design and operation

U.S. Securities and Exchange Commission
September 4, 2009

of our disclosure controls and procedures at the conclusion of the period ended December 31, 2008. Based upon this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective.”
SEC Comment:
Management’s Report on Internal Controls Over Financial Reporting, page 58
2.	We note your response to our prior comment number four and clarify by noting the following as the qualifying language referenced in our prior comment: “the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. [GAAP].” Please modify your disclosure to include a clear and unqualified statement as to whether or not your internal control over financial reporting is effective as of December 31, 2008, based on your management’s assessment within the framework identified. Examples include, but are not necessarily limited to:
•	Your internal controls over financial reporting as defined in Exchange Act Rule 13a-15(f) were effective;

•	Your internal controls over financial reporting were effective as a process designed by, or under the supervision of your principal executive and principal financial officers, or persons performing similar functions, and effected by your board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: 1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect your transactions and disposition of your assets; 2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and 3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements; or simply, or

•	Your internal controls over financial reporting were effective.
Please do not continue to state that your internal controls over financial reporting were effective “[in providing] reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. [GAAP],” which is a lower standard than the definition of internal controls over financial reporting contained in Exchange Act Rule 13a-15(f).

U.S. Securities and Exchange Commission
September 4, 2009

In your response to this comment, please provide us with a sample of your proposed modified disclosure.
Registrant’s Response:
We note your comment and thank you for clarifying our understanding of your prior comment number four. We did not intend to limit or qualify our conclusion relating to internal control over financial reporting and we confirm to you that in future filings we will not include the qualifying language that you have pointed out to us. Rather, we intend to include the following disclosure in our future filings (emphasis added to the revised sentence, though such emphasis would not be included in the actual disclosure):
“Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting for Delta. As defined by the Securities and Exchange Commission (Rule 13a-15(f) under the Exchange Act), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the

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COSO Framework). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of December 31, 2008, our internal control over financial reporting was effective.”
Schedule 14A Filed April 21, 2009
SEC Comment:
3.	We note your response to our prior comment 10 which concerned Mr. Taylor’s biographical sketch. Please confirm that you will revise your disclosure in future filings to provide the disclosure required by Item 401(e) of Regulation S-K with respect to Mr. Taylor’s business experience. In addition, provide a draft of the revised disclosure.
Registrant’s Response:
Please be informed that our disclosure in future filings will provide the disclosure required by Item 401(e) of Regulation S-K with respect to Mr. Taylor’s business experience. We respectfully propose the following draft disclosure in response to the comment:
Daniel J. Taylor has been an executive of Tracinda Corporation since February 2006 and has served as a Director of MGM Mirage since March 2007.  Mr. Taylor does not have a specific title at Tracinda but his primary responsibilities include assisting with the management of Tracinda’s investments.  He was initially employed by Tracinda from May 1991 until July 1997, and has been employed in his current position at Tracinda since February 2006.  During the interim period he was employed by Metro-Goldwyn-Mayer Inc., a then public corporation (“MGM”), first as Executive Vice President-Finance, then as Chief Financial Officer from August 1997 to April 2005, at which time MGM was sold.  He then served as President of MGM until January 2006.  Mr. Taylor received a Bachelor of Science degree in Business Administration with an emphasis in Accounting from Central Michigan University in 1978.
SEC Comment:
4.	We note your response to our prior comment 11, which concerned disclosure about the Board’s determinations regarding director independence, including your statement that “[w]hile the Board has been informed that Mr. Mandekic’s positions at Tracinda are purely ministerial, the Board is currently reevaluating whether Mr. Mandekic meets the criteria for being eligible to serve on the audit committee because of his roles as Tracinda’s Secretary and Treasurer.” Please advise us as to the board’s determination on this point and the basis for the determination, and confirm that you will revise your disclosure in future filings to address the consideration of the relevant relationships in making the determinations of independence. Provide a draft of the revised disclosure.

U.S. Securities and Exchange Commission
September 4, 2009

Registrant’s Response:
The staff is supplementally informed that the issue of director independence was discussed by the Board of Directors at its May 27, 2009 meeting. At that meeting the Board reviewed the rules of The NASDAQ Stock Market (the “NASDAQ Rules”) requiring that a majority of the Board of Directors be independent, reviewed the definition of independence for directors under applicable NASDAQ Rules, reviewed the information collected from Director and Officer Questionnaires and made such other inquiries as it deemed necessary or advisable to ascertain whether any director has a material relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based on the information supplied in their respective Director and Officer Questionnaires and on other information deemed relevant by the Board, the Board determined that each of Anthony Mandekic, Jean-Michel Fonck, Hank Brown, Kevin R. Collins, Jerrie F. Eckelberger, Russell S. Lewis, James J. Murren, Jordan R. Smith, and Daniel J. Taylor does not have a relationship with the Company that would interfere with the exercise of independent judgment, and that Messrs. Mandekic, Fonck, Brown, Collins, Eckelberger, Lewis, Murren, Smith, and Taylor are therefore independent under the NASDAQ Rules.
As we noted in our response letter dated June 25, 2009 (the “June Response Letter”), the Board initially appointed Mr. Mandekic to the Company’s Audit Committee. The staff is supplementally informed that after consideration of the applicable securities and NASDAQ rules, the Board reconfigured the membership of each of the Company’s standing committees, so that the current members of each of our committees are as follows:
Audit Committee: Messrs. Collins, Eckelberger, Lewis, Smith and Taylor;

Compensation Committee: Messrs. Eckelberger, Collins, Lewis, Brown, Murren, Smith and Mandekic; and

Nominating and Corporate Governance Committee: Messrs. Smith, Collins, Eckelberger, Lewis, Taylor and Murren.
In light of the foregoing, we respectfully propose the following draft disclosure:
“Our Board of Directors has determined that each of Kevin R. Collins, Jerrie F. Eckelberger, Russell S. Lewis, Jordan R. Smith, Hank Brown, James J. Murren, Daniel J. Taylor, Anthony Mandekic and Jean-Michel Fonck qualifies as an independent director under rules promulgated by the SEC and The NASDAQ Stock Market listing standards, and has concluded that none of these directors has a material relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.”

U.S. Securities and Exchange Commission
September 4, 2009

SEC Comment:
5.	We note your response to our prior comment 14, including your statement that “In considering the staff’s comment, we believe that the information set forth on page 3 of the CMS plan with respect to Performance Targets is worth [sic] of consideration for inclusion. If the staff believes such additional disclosure to be beneficial, we would propose to provide that information in future filings.” Please disclose such targets in future filings. In addition, please clarify whether such targets constitute the “goals and minimum performance thresholds” referenced at page 15 of your proxy statement. Provide a draft of your proposed disclosure for our review.
Registrant’s Response:
Please be informed that the description of the CMS plan contained in the existing disclosure contains a description of virtually all of the elements of the plan except for the annual targets that are established internally by the compensation committee. While we indicated in our June Response Letter that the information set forth on page 3 of the CMS Plan is worthy for consideration for inclusion in future filings, we do not believe the specific targets should be included. However, we do believe that we are able to provide the threshold requirement for each of the targets so that our stockholders are informed as to the minimum levels that will trigger payments under the CMS Plan. Management and the Board believes that public disclosure of all of the proved reserve and NPV10% of new reserves targets contained on page 3 of the CMS Plan could provide the Company’s competitors with insight into acquisition and development plans as well allow our competitors to use such information to recruit our executive officers and other key employees, which could cause the Company competitive harm.
In addition, the Company believes that the specific performance targets derived are not material to an understanding of the compensation of its executive officers and would be of relatively little value to investors. The Company believes that with disclosure of the threshold requirements discussed above, our stockholders will have the material information they need, without disclosure of the entire range of performance targets, to understand range of payouts available under the CMS Plan.
In light of the foregoing, we respectfully propose the following draft disclosure:
“For Goals 1 and 2, the compensation committee has set a target award and the related performance criteria which may be expressed as a percentage of a participant’s base salary. The compensation committee has set the minimum threshold for Goal 1 at 95% of our reserve base, and the minimum threshold for Goal 2 being satisfaction of a net present value of at least 10% for new reserves. We believe it is necessary to omit disclosure of the remaining specific performance targets established under the CMS Plan because such disclosure could provide the Company’s competitors with insight into acquisition and development plans as well allow our competitors to use such information to recruit our executive officers and other key employees, which could cause the Company competitive harm.”

U.S. Securities and Exchange Commission
September 4, 2009

SEC Comment:
6.	We note that the annual incentive plan provides that each employee will receive a minimum of twenty-five percent of their achieved bonus pool contribution for their part in helping to achieve the company’s goals, and that the remaining seventy-five percent will be discretionary and awarded to employees based on the relative contribution that each employee was determined to have made towards the year’s goals. The annual incentive plan also states that an achieved percentage score of two hundred percent is possible, and that discretionary awards outside of your established bonus pool can be awarded for extraordinary performance. In future filings, please describe how your compensation committee considered such provisions of your incentive plan in determining annual incentive plan awards.
Registrant’s Response:
Please be informed that our disclosure in future filings with regard to the CMS Plan will contain a description of the percentage score allocation provisions described above in your comment and set forth on page 2 of the CMS Plan. We will clarify that 100% is attainable for each of Goal 1 and Goal 2, so that an aggregate 200% may be earned by each participant. Each 100% consists of a 25% non-discretionary component based on attainment of performance goals, and a 75% discretionary component based on relative contribution. In our future filings, we will include a description of how our compensation committee considered and arrived at the final discretionary percentage awarded to CMS Plan participants.
SEC Comment:
7.	Please explain to us why you have not filed the CMS plan as an exhibit. See Item 601(b)(10) of Regulation S-K.
Registrant’s Response:
The CMS Plan is an annual incentive plan pursuant to which all of the Company’s employees, including executive officers, are eligible to participate, and provides for cash payments only. In accordance with Item 601(b)(10)(iii)(C)(4) of Regulation S-K, the CMS Plan is not required to be filed under Item 601(b)(10)(iii)(A) as it is available to the Company’s employees and officers generally and provides for the same method of allocation of benefits between management and non-management participants. Also, because the CMS Plan does not provide for equity awards, it is not required to be filed under Item 601(b)(10)(iii)(B). We do not believe that any other provision of Item 601(b)(10) requires that the CMS Plan be filed as an exhibit.
Form S-3 Filed July 21, 2009
SEC Comment:
Incorporation of Certain Documents by Reference, page 9
8.	We note that you filed your quarterly report on Form 10-Q for the quarter ended June 30, 2009 on August 6, 2009. Please revise your registration statement to incorporate such report by reference. See Securities Act Forms Compliance and Disclosure Interpretations Question 123.05, available at: www.sec.gov.

U.S. Securities and Exchange Commission
September 4, 2009

Registrant’s Response:
The “Incorporation of Certain Documents by Reference” section contained on page 9 of our registration statement has been revised in response to the Staff’s comment.
Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008
SEC Comment:
Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
9.	We note your response 22 to our May 29, 2009 letter. Please furnish to us a spread sheet comparison between the top 10 (equivalent reserve basis) Rocky Mountain proved undeveloped locations that you drilled in 2007 and in 2008 – 20 wells in total. Include pre-drill PUD reserves and estimated capital costs, post-drill production, proved reserve and expanded capital cost figures. Please include explanations of significant differences between pre-drill and post-drill estimated ultimate proved reserves and any other data that you consider pertinent.

Please direct these engineering items to: U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549-4628 Attn: Ronald M. Winfrey
Registrant’s Response:
We have noted your additional engineering requests and have furnished such information under separate cover directly to Mr. Ronald M. Winfrey, as requested, as supplemental information.
REGISTRANT’S CLOSING COMMENTS
We acknowledge a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
September 4, 2009

We have endeavored to provide you with everything requested. Should you find that we have omitted information you need or should you have additional questions or comments, please feel free to contact us. We respectfully request the opportunity to discuss our responses further with the staff if, following your review of the information and responses we have provided, you do not concur with our views.
Regards,
/s/ Kevin K. Nanke
Kevin K. Nanke,
Chief Financial Officer
Enclosures

CC:	Ronald R. Levine, II, Partner — Davis, Graham and Stubbs LLP (Outside Legal Counsel)
Robert Dennis, Partner — KPMG LLP (Independent Audit Firm)
Allen Barron, Principal — RE Davis (Independent Reserve Engineers)